UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

APPLIED THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

AT2B, INC.

(Offeror)

An indirect wholly owned subsidiary of

CYCLE GROUP HOLDINGS LIMITED

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

03828A101

(Cusip Number of Class of Securities)

James Harrison

Andrea Reiner

Broers Building

21 JJ Thomson Ave

Cambridge, CB3 0FA

United Kingdom

Telephone: +44 (0) 1223 354118

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael R. Patrone

Amanda J. Gill

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Telephone: (212) 813-8800

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,829.99	Filing Party: AT2B, Inc.
Form or Registration No.: Schedule TO-T (File No. 005-91017)	Date Filed: December 29, 2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed on December 29, 2025 (together with any amendments and supplements hereto, including this Amendment, the “Schedule TO”), by AT2B, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”) of Applied Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $0.088 per Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment (as defined in the CVR Agreement) upon the achievement of the specified milestones and existence of Closing Cash (as defined in the CVR Agreement) that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of the contingent value rights agreement (the “CVR Agreement”) by and between Parent and Equiniti Trust Company, LLC (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) is hereby expressly incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. Except to the extent specifically provided in this Amendment, the information set forth in Schedule TO remains unchanged. This Amendment is being filed to extend the expiration time of the tender offer This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On January 29, 2026, Purchaser announced an extension of the Expiration Time until one minute following 11:59 p.m., Eastern time, on January 29, 2026, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at one minute following 11:59 p.m., Eastern time, on January 28, 2026.

Equiniti Trust Company, LLC, the depositary for the Offer, has advised Purchaser that, as of one minute following 11:59 p.m., Eastern time, on January 28, 2026, approximately 68,353,893 Shares (which include 2,693,496 shares subject to guaranteed delivery) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 44.32% of the outstanding Shares.

Parent and Purchaser expect the Offer will be consummated promptly following the expiration of the Offer (as hereby extended), subject to the satisfaction of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(I) and incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “one minute following 11:59 p.m., Eastern time, on January 28, 2026” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(E)) are hereby amended and replaced with “one minute following 11:59 p.m., Eastern time, on January 29, 2026.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(I)*	Press Release issued by Parent, dated January 29, 2026.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2026

AT2B, INC.

By:	/s/ James Harrison
Name:	James Harrison
Title:	President

CYCLE GROUP HOLDINGS LIMITED

By:	/s/ James Harrison
Name:	James Harrison
Title:	Chief Executive Officer